Exhibit 1

FOR IMMEDIATE RELEASE	13 September 2010

WPP PLC ("WPP")

G2 acquires majority stake in DPI,
a leading shopper-marketing consultancy in Greater China

WPP announces that its wholly-owned operating company G2, the global brand activation agency network and a Grey Group company, announced today that it has agreed to acquire a majority stake in DPI, one of Greater China's leading integrated shopper-marketing consultancies.

Founded in 1996 in Hong Kong, and with offices in Guangzhou and Shanghai, DPI employs more than 80 people.  The consultancy specialises in shopper-based design, retail space design, merchandising systems design, experiential design and environmental design. Clients include Doll, Ferrero, GlaxoSmithKline, Haier, Hong Kong Tourism Board, Lee Kum Kee, Mannings, Mead Johnson, Nestea and Procter & Gamble.

DPI’s unaudited revenues for the year ended 31 December 2009 were HK$29.7 million with gross assets at the same date of HK$48 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, currently WPP's fourth largest market with revenues of approximately $900 million.  The Group currently employs almost 12,000 people (including associates) across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204